UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ☐                    Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

Date: March 27, 2026
	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel, Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1	Board of Directors Charter approved March 26, 2026.

Exhibit 99.2	Audit Committee Charter approved March 26, 2026.

Exhibit 99.3	Governance, Nominating and Sustainability Committee Charter approved June 30, 2022.

Exhibit 99.4	Talent Oversight and Compensation Committee Charter approved March 26, 2026.

Exhibit 99.5	Technology Committee Charter approved March 26, 2026.

Exhibit 99.6	Code of Conduct approved February 12, 2026.